

Mail Stop 5546

March 2, 2007

Via Facsimile 0131 626 0550 and US Mail

Sir Fred Goodwin
Group Chief Executive
The Royal Bank of Scotland
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
UK

>   **Re: The Royal Bank of Scotland**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed April 26, 2006**
>   **Response letter dated February 2, 2007**
>   **File No. 0-51788**

Dear Sir Goodwin:

        We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one. Please describe the nature of your contacts with Iranian and Syrian individuals and institutions. For example, it is unclear if the company's contacts include loans or other funding to the governments of Iran or Syria or to

entities controlled by their governments. If your contacts involve funds provided to these governments or government-controlled entities, please expand your qualitative materiality analysis to further address the nature of your contacts.

2. We note your response to prior comment three. Please provide us with a copy of the proposed disclosure prior to including it in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance